File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

(Filed April 29, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 29, 2010

Release

Shareholders Agreement

San Pedro Garza Garcia, Nuevo Leon, Mexico, April 29, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) In accordance with article 49 of the Ley del Mercado de Valores (Mexican Securities Law), we hereby inform you that Adrian G. Sada Gonzalez, Esther G. Cueva de Sada, Maria Alejandra Sada Gonzalez and Adrian G. Sada Cueva, holders of 14.39% of Vitro, S.A.B. de C.V. ("Vitro" or the "Company") total equity, have entered into a Shareholders Agreement with Alfredo Harp Helu, who owns 9.86% of the Company's total equity, thru a Trust.

This agreement, which is effective as of April 28, 2010 (the "Agreement"), once it has been approved by the Board of Directors of Vitro, also makes reference to a request made by Alfredo Harp Helu to said Board of Directors, to acquire additional shares of Vitro in excess of 9.9%, up to a maximum of 15% of the Company's equity, request that has been also approved by the Company's Board of Directors, as required by Vitro's by-laws.

The main provisions of this Agreement provide for the following: (i) to jointly exercise their voting rights, except for certain specific and relevant matters, and (ii) regulate any transfer of their shares. The Agreement can be accessed at the Company's headquarters for public review.

Vitro, S.A.B. de C.V. (BMV: VITRO A), is the leading glass manufacturer in Mexico and one of the largest in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith / Roberto Riva Palacio Vitro S.A.B. de C.V. + 52 (81)-8863-1661 / 1689 achico@vitro.com rriva@vitro.com	Investors Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. +52 (81) 8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Kay Breakstone / Barbara Cano Breakstone Group (646) 452-2332 / 2334 kbreakstone@breakstone-group.com bcano@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 29, 2010